Exhibit 99.9

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2019 of Cenovus Energy Inc. of our report dated February 11, 2020, relating to the consolidated financial statements, and the effectiveness of internal control over financial reporting, which appears in the Exhibit 99.3 to this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (File No. 333-163397), Form F-3D (File No. 333-202165), and Form F-10 (File No. 333-233702) of Cenovus Energy Inc. of our report dated February 11, 2020 referred to above. We also consent to reference to us under the heading “Interests of Experts”, which appears in the Annual Information Form included in Exhibit 99.1 to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/ PricewaterhouseCoopers LLP

Calgary, Alberta, Canada

February 12, 2020